Exhibit 3
                                                                       ---------

                                  ANNOUNCEMENT

                              WPP GROUP plc ("WPP")

WPP was informed on 27 September 2005 that Mr Paul Spencer, a non executive director of the Company, purchased 10,000 WPP ordinary shares at a price of (pound)5.7585 per share. Mr Spencer now holds 10,000 ordinary shares in WPP.

WPP was also informed on 27 September 2005 that Mr Colin Day, a non executive director of the Company, purchased 2,000 WPP ordinary shares at a price of (pound)5.757 per share. Mr Day now holds 5,240 ordinary shares in WPP.

28 September 2005